

May 29, 2014

Via E-Mail
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

    Re: Allergan Inc.
            PREN14A filed May 13, 2014
            Filed by Pershing Square Capital Management, L.P., et al.
            File No. 1-10269

Dear Mr. Fraidin:

We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on May 13, 2014

General

1. We note that you have filed your materials as a preliminary proxy statement on Schedule 14A. Without deciding if the materials constitute a solicitation of a proxy subject to the requirements of Rule 14a-3 (requiring the furnishing of the information specified in Schedule 14A), we have reviewed your filing for compliance with the requirements of that Schedule.

2. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how

to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf. If you do not believe Rule 14a-16 applies here, please explain why in your response letter.

3. We note the reference to the Poison Pill adopted by Allergan in April of this year. Include disclosure about the provisions of the Poison Pill as they relate to this solicitation. Address any uncertainty associated with whether the actions of Pershing and Valeant in conducting the shareholder referendum, including the filing of this Schedule 14A, are covered by the exception to Section 1.3.3 of the Rights Agreement for solicitations "made pursuant to, or in accordance with, Section 14(a) of the Exchange Act by means of a solicitation statement filed on Schedule 14A."

4. We note that throughout the proxy statement, you use terms such as "record date," "shareholder meeting" and "proxy" that are familiar concepts under state corporate law and the federal securities laws that could cause a shareholder to infer that this meeting is being conducted in accordance with state and federal law and Allergan's governing instruments. We are concerned that using these customary terms could create shareholder confusion in the very different context of the instant solicitation. We believe you should use terms that are not associated with an ordinary annual or special meeting and that reflect the true nature of what you are doing here, which is essentially conducting a straw poll or referendum on a non-binding matter. Please revise generally throughout the document.

5. In the appropriate section of the proxy statement, indicate how you will ensure the integrity of the voting process. For example, you state that the quorum requirements of Allergan's Bylaws and Charter will not apply, but will you separately propose a quorum requirement, reserving the right to adjourn the meeting if a quorum is not present? If you are not proposing to have a quorum requirement, please explain why you concluded it was appropriate not to do so. Also, indicate, if true, that you intend to engage an independent inspector of elections and summarize the applicable rules that will be administered by the inspector in counting the votes.

6. Provide further details about the procedures that you will use to conduct the meeting, focusing in particular on the manner in which practice and procedure will differ from the norm (if at all). For example, will shareholders be able to speak at the meeting? Will you have the ability to prevent any shareholder, including those affiliated with Allergan, from participating in the meeting?

Cover Page

7. Include bold-faced disclosure on the cover page to the effect that shareholders are not currently being asked to vote on the Valeant/Pershing proposal to acquire Allergan.

8. Identify all of the participants in the proxy solicitation, including Valeant, on the cover page.

9. Where you state that the meeting is not being called in accordance with Allergan's governing instruments, indicate in bold-faced type that, although Delaware state corporate law may not apply to the meeting, you intend to call and conduct the meeting as if all relevant provisions of Delaware law apply. Similarly disclose that you also will comply with all federal proxy rules that apply to solicitations by means of a solicitation statement filed on Schedule 14A and that you will be subject to the applicable liability provisions.

10. Refer to Item 21 of Schedule 14A. Disclose how you will determine if the Proposed Resolution is approved. The Allergan Bylaws specify that a matter is approved if it receives the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote at the meeting. If you propose a different voting standard, please disclose the reasons. In all events, disclose clearly the effect on the vote of abstentions and broker non-votes. Because the acquisition proposal to which the Proposed Resolution relates would require the approval of a majority of the Allergan outstanding shares, whatever voting standard you adopt, disclose what the result would have been if the standard had been a majority of all outstanding shares.

Background and Past Contacts, page 3

11. Provide additional details about the agreements between Pershing Square and Valeant. See Item 5(b)(1)(viii). For example, describe Pershing's agreement to invest in Valeant if a transaction with Allergan is consummated.

12. Because the stated purpose of your solicitation is to prompt Allergan to engage in discussions with you regarding your offer, please revise to describe in considerable detail each contact between the parties relating to your acquisition proposal, including those that have occurred since the proxy statement was filed.

Plans for the Meeting, page 4

13. Provide the disclosure required by Item 6(a) of Schedule 14A.

14. Refer to the statement in the last sentence of this second paragraph regarding your plans to "deliver the results of the vote to the Company and to make those results public." Explain how you will publicize the results, including whether you will make any filings under the federal securities laws. Confirm that in reporting the results of the referendum, you will disclose the total percentage of shares voted, the percentage voting in the affirmative for the Proposed Resolution based on the total number of shares outstanding,

in addition to any different voting standard that you have chosen, and the percentage both abstaining and voting against it.

15. Disclose whether shares held by the participants and their affiliates will be voted in the referendum.

Reasons for the Proposed Resolution, page 4

16. Explain what you mean by the assertion that Allergan has refused to engage with Valeant "in a meaningful way" regarding the Merger Proposal. Disclose the steps that Allergan would have to take or not take in order to implement the Proposed Resolution, if adopted. For example, are you seeking a face-to-face meeting with a particular person or persons representing Allergan? What other steps, if any, are contemplated?

17. The language of the Proposed Resolution calls for Allergan to engage in good faith discussions with Valeant and also would permit it to engage with other third parties about an alternate transaction. Therefore, it appears inaccurate to state that "[a] vote for the Proposed Resolution will send a clear message to the Board that the shareholders support a merger with Valeant…" Revise or advise.

Procedures for Submitting Your White Proxy Cards – Revocation Procedure, page 5

18. Describe the "instrument" shareholders must provide to D.F. King to revoke a proxy.

19. State that if Allergan solicits in opposition, a shareholder can also revoke a proxy provided to you by submitting a later-dated card to the company.

Solicitations of Proxies; Expenses, page 6

20. Disclose whether you will seek reimbursement from Allergan for the costs of this solicitation and, if so, under what circumstances. Also state whether you intend to put any request for reimbursement to a shareholder vote.

Certain Information Regarding the Participants, page 7

21. You state that "approximately 9.7% of the outstanding shares of Company Common Stock were held for the accounts of Pershing Square Participants and the Valeant Participants …" It is not clear to us that the beneficial ownership consisting principally of the right to acquire shares as described in your Schedule 13D is appropriately characterized as "outstanding shares . . . held for [your] accounts." Item 403 of Regulation S-K requires the disclosure "by footnote or otherwise [of] the amount known to be shares with respect to which such listed beneficial owner has the right to acquire

beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act." Unless you plan to acquire the shares before the indicated date, please revise to include this disclosure. Also, revise to clearly state the number and percentage of shares these entities will be permitted to vote in the referendum.

<u>Other Matters, page 9</u>

22. Refer to the second sentence in the first paragraph in this section. Since you control the terms and agenda of the meeting, it is unclear how any other matter besides the Proposed Resolution could properly come before the meeting. Therefore, please delete the sentence regarding discretionary authority or explain how it could come into effect.

<u>Additional</u>

23. We reviewed the transcript of an investor call held by Valeant on May 28, 2014 in which it was reported that, in response to a question about Valeant's revised proposal to acquire Allergan, Valeant CEO Michael Pearson stated that Pershing had initiated a shareholder referendum on the matter on which "SEC clearance" is expected "any day." We believe a statement such as this one creates confusion about the purpose and effect of the SEC review process. Mr. Pearson further stated that a vote would likely occur in June or early July, at which time "Allergan shareholders, can state their position on this … So I think that will be a huge vote on this deal and that is going to happen in the short timeframe." We further believe that the statements by Mr. Pearson create confusion about the substance of the matter to be voted upon in the referendum by giving the impression that Allergan shareholders would be voting to approve a transaction with Valeant in the referendum, which as you know, is not the case. Please advise how you will correct the confusion resulting from these statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions